EN POINTE TECHNOLOGIES, INC.
18701 S. Figueroa Street
Gardena, CA 90248-4506
May 14, 2009
VIA FEDERAL EXPRESS
Jan Woo
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amendment No. 3 to Schedule 13E-3 filed by En Pointe Technologies, Inc., Din Global Corp., ENP Acquisition Inc., Attiazaz “Bob” Din, Naureen Din, Mediha M. Din Irrevocable Trust, and Ali M. Din Irrevocable Trust
File No. 005-49679

Revised Schedule 14A filed by En Pointe Technologies, Inc., Din Global Corp., ENP Acquisition Inc., Attiazaz “Bob” Din, Naureen Din, Mediha M. Din Irrevocable Trust, and Ali M. Din Irrevocable Trust
File No. 000-28052

Amendment No. 3 to Form 10-K for the Fiscal Year Ended September 30, 2008 File No. 000-28052

Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended December 31, 2008 File No. 000-28052
Dear Ms. Woo:
     Attached are the detailed responses of En Pointe Technologies, Inc. to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings with the Commission. The Staff’s comments are contained in its letter to us dated May 11, 2009 (the “Comment Letter”).
     In connection with our responses to the Comment Letter, we also acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or would like to discuss our responses with us, please do not hesitate to call me at (310) 337-5200.

Sincerely,
/s/ ROBERT A. MERCER
Robert A. Mercer
Senior Vice President of Finance and Taxation

WRITTEN RESPONSES TO STAFF COMMENTS
     En Pointe Technologies, Inc., a Delaware corporation (the “Company”), in connection with the filing of its (i) Amendment No. 2 to Proxy Statement on Schedule 14A (as originally filed on March 27, 2009, the “Proxy Statement”) (“Amendment No. 2 to Proxy”), (ii) Amendment No. 3 to Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2008, (iii) Amendment No. 1 to Quarterly Report on Form 10-Q for the Fiscal Quarter Ended December 31, 2008, and (iv) Amendment No. 3 to Schedule 13E-3, hereby responds to the comments of the Staff of the SEC (the “Staff”) made by letter dated May 11, 2009 to Marc G. Alcser of Stradling Yocca Carlson & Rauth, which are keyed to correspond to the comments made in such letter. Each response is preceded by a reproduction of the corresponding Staff comment. For your ease of reference, the Company has forwarded a copy of Amendment No. 2 to Proxy marked to show changes against Amendment No. 1 to Proxy Statement on Schedule 14A, which was filed with the SEC on April 30, 2009 (“Amendment No. 1 to Proxy”). Except as otherwise noted, page references in the Company’s responses below correspond to page numbers in Amendment No. 2 to Proxy.
Revised Schedule 14A
     Special Factors
     Background of the Merger, page 10
1.	In response to comment 10, you state that you did not fill the vacancy on the special committee created by the resignation of Dr. Mansoor Shah because “none of the remaining directors were considered independent for purposes of this transaction.” We also note your designation on page 21 of the five other members of the board, other than Mr. and Mrs. Din, as “independent directors.” Please advise why you have not disclosed the lack of independence for purposes of this transaction in your proxy statement, and tell us what consideration you gave to including this as a potentially negative factor concerning the proposed merger. Please also disclose the information contained in your response as to why Mr. Shah resigned from the special committee.

Response 1. In response to the Staff’s comment, the Company has revised the disclosure on page 21 of Amendment No. 2 to Proxy to clarify that the Company’s directors, other than Mr. and Mrs. Din, have been determined by the Company’s board of directors to be “independent” under Nasdaq rules and to provide information about other relationships between certain of the Company’s directors, the Company and Mr. and Mrs. Din. The Company advises the Staff that it considered these personal and other relationships between certain of the Company’s directors, the Company and Mr. and Mrs. Din as potentially negative factors concerning the proposed merger, but ultimately determined that these relationships were not negative factors because (i) each of these directors are, notwithstanding these relationships, still “independent” under Nasdaq standards, (ii) none of these directors will receive any consideration in the merger that is different than the merger consideration to be paid to the unaffiliated stockholders upon the completion of the merger, and (iii) the Company’s board of directors determined that the merger and merger agreement were fair to and in the best interests of the unaffiliated stockholders as well as the affiliated stockholders other than the continuing stockholders based upon the unanimous recommendation of the special committee, which consisted of two directors, both of whom were independent under Nasdaq standards and did not have any other relationships with the Company or Mr. or Mrs. Din or their family. The Company has also revised the disclosure on page 11 of Amendment No. 2 to Proxy to provide the reasons why Dr. Shah resigned from the special committee.
Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors, Fairness of the Merger, page 18
2.	In response to comment 19, you state that independent legal and financial advisors provided substantive rather than procedural safeguards to the unaffiliated stockholders. Please disclose how each filing person determined the transaction to be fair to unaffiliated shareholders given that the procedural protection of Item 1014(d) was not present in this transaction. Refer to Q &A No. 21 in Exchange Act Release No. 17719 (April 13, 1981).

Response 2. The Company revised the disclosure on page 22 of Amendment No. 2 to Proxy to indicate that the independent legal advisor and independent investment bank retained by the special committee did not act solely on behalf of the unaffiliated stockholders and revised the disclosure on page 23 of Amendment No. 2 to Proxy to indicate that the special committee considered the lack of such unaffiliated representatives as a potentially negative factor concerning the proposed merger and the merger agreement. The Company respectfully advises the Staff that the Company disclosed in Amendment No. 1 to Proxy (and in Amendment No. 2 on page 24) that the special committee relied on the fairness opinion of FMV Opinions, Inc. to reach its conclusion regarding the fairness of the proposed merger to the unaffiliated stockholders alone because none of the affiliated stockholders covered by the fairness opinion of FMV Opinions, Inc. will receive consideration in or as a result of the merger that is different than the merger consideration payable to the unaffiliated stockholders. The Company has also revised the disclosure on page 24 of Amendment No. 2 to Proxy to indicate that the special committee believes that, because each of the unaffiliated stockholders will receive the same consideration as the other non-continuing stockholders in and as a result of the merger, the advice of independent legal counsel provided to it in the negotiation of the terms of the merger represented the interests of the unaffiliated stockholders and provided a procedural basis upon which the special committee reached its conclusion regarding the fairness of the merger to the unaffiliated stockholders.

3.	You state in your response to comment 21 that the revised disclosure includes a discussion of the “potential risks, rewards and uncertainties associated with possible alternative transactions.” We note that your revised disclosure does not address the rewards associated with the alternatives considered by the special committee. Please advise.

Response 3. The Company advises the Staff that it revised the disclosure in Amendment No. 1 to Proxy to remove the reference to any “rewards” associated with alternatives to the proposed merger that were considered by the special committee, and that the Company inadvertently included the reference to “rewards” in its response to the Staff’s comment. The Company also advises the Staff that the Company discloses in the Proxy Statement under the heading “Effects on En Pointe if the Merger is Not Completed” certain risks and uncertainties that the special committee considered in connection with its evaluation of the proposed merger that related to the Company remaining an independent public company, which is an alternative to the proposed merger identified by the special committee.
Position of the Continuing Stockholders as to the Fairness of the Merger, page 47
4.	Disclose the method of selection of Janney by Mr. Din and briefly describe Janney’s “qualification, expertise, reputation and experience in mergers and acquisitions” as required by Item 1015(b)(2)-(3) of Regulation M-A. Refer to comment 30.

Response 4. The Company has revised the disclosure to page 53 of Amendment No. 2 to Proxy to indicate the method of selection of Janney by Mr. Din and to briefly describe Janney’s qualifications, expertise, reputation and experience in mergers and acquisitions.
Effects of the Merger, page 54
5.	You state that the compensation of En Pointe’s executive officers and directors will not materially increase or that their existing employment agreements be materially altered, other than with respect to Mr. Din. Please clarify the disclosure to state how Mr. Din’s compensation and/or employment agreement will change after the merger.

Response 5. The Company advises the Staff that it is not aware of any plans by Parent to materially change Mr. Din’s compensation and/or employment agreement after the completion of the merger. The Company has revised the disclosure on page 57 of Amendment No. 2 to Proxy to indicate that Parent has not yet made any determination with respect to Mr. Din’s employment arrangements after the completion of the merger.
Financing of the Merger, page 57
6.	We note your response to comment 32 and we note that the expiration of the commitment letter of which you only have informal assurance is May 30, 2009. Given the current status and timing of your solicitation (including the fact that you are receiving these comments on May 11 and the dissemination requirements of Rule 13e-3(f)(1)(i)) and that you have no alternative financing source or plans, please disclose prominently in the cover letter that financing for the transaction is not currently assured. .

Response 6. The Company has revised the disclosure in the cover letter in Amendment No. 2 to Proxy to disclose prominently that Parent and Merger Sub do not presently have a firm commitment for the debt financing necessary to consummate the merger.
Important Information Regarding En Pointe
Summary Financial Information, page 97
7.	We note your response to comment 37 regarding the status of the company as a smaller reporting company. Item 1010(c)(4) of Regulation M-A only references Item 503(d) of Regulation S-K for the manner in which the ratio of earnings to fixed charges is computed. Please disclose the ratio of earnings to fixed charges as required by Item 1010(c)(4) of Regulation M-A. In addition, we reissue the portion of the comment that sought your analysis as to why the pro forma financial information is not material, rather than a legal conclusion without support for it.

Response 7. The Company has revised the disclosure on page 101 of Amendment No. 2 to Proxy to provide the ratio of earnings to fixed charges as required by Item 1010(c)(4) of Regulation M-A. The Company notes that paragraphs (b) and (c)(6) of Item 1010 of Regulation M-A require the presentation of pro forma information only if material. The Company supplementally advises the Staff that since the consideration to be received by the Company’s unaffiliated stockholders in the merger transaction consists solely of cash and such stockholders will have no continuing interest in the surviving corporation following the merger, it respectfully submits that the resulting capital structure and other pro forma information are not relevant to a stockholder’s decision to adopt or not adopt the merger agreement. Accordingly, the Company does not believe that such pro forma information is material to such stockholders and has not presented such information in Amendment No. 2 to Proxy.
Form 10-K/A for the Fiscal Year Ended September 30, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows from Operating Activities, page 23
8.	You indicate in your response to prior comment 41 that your accounts receivable decreased at September 30, 2008 primarily due to a large government sale at the end of fiscal 2007 and the impact of the sale of your services business. Please further clarify for us the significant factors contributing to the decrease in accounts receivable during fiscal 2008. Specifically identify the amount and timing of any significant collections, and tell us whether there were any sales or transfers of receivables under your financing arrangements. As part of your response, please confirm you will revise any future filings to include a more specific discussion of the underlying reasons for changes in working capital items that affect operating cash flows.

Response 8. The Company supplementally advises the Staff that its accounts receivable decreased as of September 30, 2008 compared to September 30, 2007 primarily because of a $20.5 million decrease in sales during the Company’s fourth fiscal quarter ended September 30, 2008 to $24.5 million from $45.0 million reported in its fourth fiscal quarter ended September 30, 2007. The decrease in sales in the September 2008 quarter as compared to the September 2007 quarter was largely related to the impact of a one-time approximately $15.0 million sale to a government customer that was made on September 24, 2007 (and for which the Company was paid in October 2007). Additionally, overall sales in the fiscal quarter ended September 30, 2008 decreased by approximately $19.0 million, in part as a result of the loss of approximately $8.9 million generated in the comparable fiscal 2007 quarter by the Company’s service business, which the Company sold in July 2008.

In terms of collections, the Company supplementally advises the Staff that it has previously disclosed that its accounts receivable over 90 days past due was approximately 2% of the Company’s total accounts receivable as of September 30, 2007 and 2008. However, the quality of the Company’s accounts receivable declined as of September 30, 2008 over September 30, 2007, with accounts receivable in the current, over 30-day and over 60-day categories representing approximately 71% and 15% and 3% of the Company’s accounts receivable, respectively, as of September 30, 2008 as compared to 81%, 15%, and 3% of the Company’s accounts receivable respectively, as of September 30, 2007. In response to the increased risk resulting from the deterioration of the quality of the Company’s accounts receivable, the Company increased its bad debt allowance by $2.7 million as of September 30, 2008. The Company further advises the Staff that the Company does not offer financing arrangements to its customers, so as a result there have been no sales or transfers of receivables under its financing agreements. The Company supplementally confirms to the Staff that it will include disclosure in its future filings to provide more specific discussion of the underlying reasons for changes in working capital items that affect operating cash flows.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
4 Other Income — Gain on Sale of Service Business, page F-15
9.	It remains unclear to us from your response to prior comment 46 why you included the value of the contingent shares of ADSL in your calculation of the gain on sale. Please expand upon your position that recognition of gain was appropriate at September 30, 2008 in light of the uncertainty as to whether the contingent shares of ADSL would be earned as well as the uncertainty with respect to the value of the shares you would ultimately receive, if and when earned. In your response, refer to the authoritative accounting literature that supports your position.
Response 9. The Company supplementally advises the Staff that the Company was entitled to receive all of the shares of ADSL issuable in connection with the sale of the Company’s service business in July 2008 if and when the sales generated by the transferred business for the 12-month period ended June 30, 2009 exceeded $30.0 million. Based on the total sales generated by the transferred business for the nine month period ended June 30, 2008, the Company estimated that the annualized sales of the transferred business would reasonably be in excess of $40.0 million for the 12-month period ended September 30, 2008. The sales of the transferred business for the three-month and five-month periods following the transaction of $10.0 million and $16.8 million, respectively, were known to the Company before it filed its Annual Report on Form 10-K for its fiscal year ended September 30, 2008. In preparing its financial statements as of and for the period ended September 30, 2008, the Company determined that the sales of the transferred business were, as previously estimated based on prior year performance, on track to exceed the $30.0 million threshold necessary for the transfer of the ADSL shares to the Company and, as a result, the Company recorded an escrow receivable (representing the ADSL shares that were held in escrow) at the fair value of the ADSL shares as of September 30, 2008, and that value was also included in the calculation of the gain on sale. The $30.0 million sales contingency was met (and the ADSL shares were released to the Company) in March 2009, more than three months before the end of the contingency period.

Additionally, the Company supplementally advises the Staff that it considered the guidance set forth in SAB 104 when determining to include the value of contingent shares of ADSL in its calculation of the gain on sale. SAB 104 provides four criteria to recognize revenue: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the seller’s price to the buyer is fixed or determinable; and (iv) the collectability is reasonably assured. At the time the Company included in the value of the ADSL shares in the gain on sale, the Company believed that the transaction had met the foregoing criteria because (a) an agreement relating to the sale of the Company’s services business had been executed; (b) ownership and control of the services business had passed to ADSL under the terms of that agreement; (c) the consideration payable to the Company by ADSL for the sale of its services business (i.e., the number of ADSL shares) was determinable at such time; and (d) the Company was reasonably assured that the condition to the issuance of the ADSL shares to it, which was the attainment of the $30.0 million sales target for the 12-month period after the sale, would be met because the historical annual sales of the services business were well in excess of the sales target.

The Company also supplementally advises the Staff that it considered paragraph 26 of FAS 141, which provides that, in a business combination, consideration that is held in escrow pending the outcome of a contingency shall be disclosed but not recorded unless the outcome of the contingency is determinable beyond a reasonable doubt. In the case of the sale of the Company’s services business in July 2008, the Company’s historical experience and the contracts of the service business at the time of sale with existing customers supported the Company's determination beyond a reasonable doubt that the $30 million sales contingency would be reached.
Item 11. Executive Compensation
Compensation Discussion and Analysis
Quarterly and Annual Cash Bonus Incentives, page 42
10.	We note your revised disclosure of the bonus targets and the 2008 base bonus amounts for each named executive officer other than the Chief Executive Officer. It is still unclear how the non-equity incentive plan compensation in the summary compensation table was calculated for each named executive officer. Please clarify the disclosure.

Response 10. The Company has revised the disclosure on pages 40 and 42 of Amendment No. 3 to Form 10-K for the Fiscal Year Ended September 30, 2008 to indicate how the non-equity incentive plan compensation in the summary compensation table was calculated for each named executive officer.
Form 10-0 for Fiscal Quarter Ended December 31, 2008
Condensed Consolidated Statements of Cash Flow
11.	You indicate in your response to prior comment 51 that the reconciliation of the beginning and ending cash balances is unnecessary due to your condensed financial statement presentation. We do not believe Rule 10-01(a)(4) of Regulation S-X contemplates the presentation you use. Please revise any future filings to reconcile your beginning and ending cash balances as required by paragraph 26 of SFAS 95.

Response 11. The Company has revised the disclosure on page 6 of Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended December 31, 2008 to include a reconciliation of its beginning and ending cash balances as required by paragraph 26 of SFAS 95. The Company supplementally confirms to the Staff that it will also provide disclosure in future filings to reconcile its beginning and ending cash balances.
Exhibit 31.1 and 31.2
12.	Please amend your filing and revise these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K. Additionally, tell us whether you have reconsidered your conclusions on the effectiveness of disclosure controls and procedures as of December 31, 2008 in light of the conclusions in your Form 10-K/A filed April 30, 2009. Revise Item 4T in your amended document as appropriate.

Response 12. The Company has filed revised Principal Executive Officer and Principal Financial Officer certifications addressing the Staff’s comments in connection with the filing of its Amendment No. 1 to Quarterly Report on Form 10-Q for the Fiscal Quarter Ended December 31, 2008. The Company supplementally advises the Staff that management has considered the impact of not completing its annual assessment of its internal controls over financial reporting on its conclusions regarding the effectiveness of its disclosure controls and procedures as of December 31, 2008. As a result, the Company has revised its disclosures beginning on page 17 of its Amendment No. 1 to Quarterly Report on Form 10-Q for the Fiscal Quarter Ended December 31, 2008 to state that it did not maintain effective disclosure controls and procedures as of December 31, 2008 as a result of its failure to complete management’s report on the Company’s internal control over financial reporting.